September 20, 2024

Howard Marks
Chief Executive Officer
StartEngine Crowdfunding, Inc.
4100 West Alameda Avenue
Burbank, CA, 91505

       Re: StartEngine Crowdfunding, Inc.
           Form 10-K for the Fiscal Year ended December 31, 2023
           File No. 000-56415
Dear Howard Marks:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation